UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

NXT ENERGY SOLUTIONS, INC
(Name of Issuer)

Common Shares
(Title of Class of Securities)

62948Q107
(CUSIP Number)

Mr. Michael Mork
132 Mill Street, Suite 204
Healdsburg, CA 95448
Telephone: (707) 431-1057
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MCAPM, L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x] (b) [ ]		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) WC		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]		
6	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12035000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12035000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14921233		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3		
14	TYPE OF REPORTING PERSON (See Instructions) PN		

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mork Capital Management, LLC		

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	
	    (a) [x]
	    (b) [ ]		

3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]		
6	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 12035000	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 12035000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14921233		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3		
14	TYPE OF REPORTING PERSON (See Instructions) IA		

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Mork		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x] (b) [ ]		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) PF		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]		
6	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2886233	
	8	SHARED VOTING POWER 12035000	
	9	SOLE DISPOSITIVE POWER 2886233	
	10	SHARED DISPOSITIVE POWER 12035000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14921233		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3		
14	TYPE OF REPORTING PERSON (See Instructions) IN		

This Amendment No. 4 amends the Schedule 13D/A filed by the undersigned on February 11, 2019.

Item 2.   Identity and Background

Item 2 regarding the Reporting Persons is hereby amended and restated as follows:

(a) This Schedule 13D/A is being filed on behalf of Mork Capital Management, LLC ("Mork Capital"), MCAPM, L.P., and Michael Mork, who are collectively referred to herein as the "Reporting Persons".

(b) The address of the principal business office of the Reporting Persons is 132 Mill St., Suite 204, Healdsburg, CA 95448.

(c) Mork Capital serves as the investment adviser and general partner of MCAPM, L.P. which is a private investment fund engaged in the purchase and sale of securities. Michael Mork is the owner and Managing Member of Mork Capital. The principal occupation of Michael Mork is investment management.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Please refer to row 6 of the respective cover pages.

Item 3.   Source and Amount of Funds or Other Considerations

Item 3 is hereby amended to reflect and include the following:

On December 2, 2022, NXT Energy Solutions, Inc ("the Issuer") announced the closing of its Rights Offering, which subsequently increased the Issuer's outstanding common shares to 67,776,293 thereby changing the beneficial ownership of MCAPM, L.P, Mork Capital Management, and Michael Mork to 9.1%.

On January 11, 2023, MCAPM, L.P. acquired an additional 7,500,000 shares of the Issuer's common shares through a non-brokered private placement. The cost to purchase these additional shares was US $1,070,957.82 and came from MCAPM, L.P.'s working capital.

On January 11, 2023, Michael Mork acquired an additional 1,250,000 shares of the Issuer's common shares through a non-brokered private placement. The cost to purchase these additional shares was US $179,914.31 and came from Mr. Mork's personal assets.

Item 4.   Purpose of Transaction

No changes.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

The percentages used in this filing are calculated based on the number of outstanding shares of the Issuer's common shares, which was reported by the Issuer as 77,134,575 at the time of the additional share acquisition.

(A) MCAPM, L.P.

(a)	Aggregate number of shares beneficially owned: 12,035,000 Percentage: 15.6%
(b)	1. Sole power to vote or to direct vote: 0 2. Shared power to vote or to direct vote: 12,035,000 3. Sole power to dispose or to direct the disposition: 0 4. Shared power to dispose or to direct disposition: 12,035,000
(c)	On January 11, 2023, MCAPM, L.P. acquired an additional 7,500,000 shares of the Issuer's common shares at US $0.1428 per share, through a non-brokered private placement. The cost to purchase these additional shares was US $1,070,957.82.
(d)	Mork Capital Management, LLC serves as the investment adviser and General Partner of MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the Issuer's common shares. Also, because Mr. Michael Mork is the owner and Chief Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and disposition of shares of the Issuer's common shares held in the name of MCAPM, L.P. Therefore, both Mork Capital Management, LLC and Mr. Michael Mork are deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares.

(B) Mork Capital Management, LLC

(a)	Aggregate number of shares beneficially owned: 12,035,000 Percentage: 15.6%
(b)	1. Sole power to vote or to direct vote: 0 2. Shared power to vote or to direct vote: 12,035,000 3. Sole power to dispose or to direct the disposition: 0 4. Shared power to dispose or to direct disposition: 12,035,000
(c)	Mork Capital Management, LLC has made no purchases of the Issuer's common shares for its own account. As investment adviser, it purchases and sells securities on behalf of its clients.
(d)	Mork Capital Management, LLC serves as the investment adviser and General Partner of MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the Issuer's common shares. Also, because Mr. Michael Mork is the owner and Chief Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and disposition of shares of the Issuer's common shares held in the name of MCAPM, L.P. Therefore, both Mork Capital Management, LLC and Mr. Michael Mork are deemed

to share voting and disposition power with MCAPM, L.P. with regard to those shares.

(C)　Michael Mork

(a)	Aggregate number of shares beneficially owned: 14,921,233 Percentage: 19.3%
(b)	1. Sole power to vote or to direct vote: 2,886,233 2. Shared power to vote or to direct vote: 14,921,233 3. Sole power to dispose or to direct the disposition: 2,886,233 4. Shared power to dispose or to direct disposition: 14,921,233
(c)	On January 11, 2023, Michael Mork acquired an additional 1,250,000 shares of the Issuer's common shares at US $0.1439 per share, through a non-brokered private placement. The cost to purchase these additional shares was US $179,914.31.
(d)	Mork Capital Management, LLC serves as the investment adviser and General Partner of MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the Issuer's common shares. Also, because Mr. Michael Mork is the owner and Chief Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM, L.P., including the voting and disposition of shares of the Issuer's common shares held in the name of MCAPM, L.P. Therefore, both Mork Capital Management, LLC and Mr. Michael Mork are deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares.

Item 6.　Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 is incorporated by reference herein.

Except as described in this filing, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.　Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated January 11, 2023

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date: January 20, 2023

MCAPM, L.P.

/s/ Michael Mork

By:Michael Mork
   General Partner

Mork Capital Management, LLC

/s/ Michael Mork

By:Michael Mork
   Owner and Chief Executive

Michael Mork

/s/ Michael Mork

Michael Mork, Individual

EXHIBIT 1
JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 11, 2023 is by and among Mork Capital Management, LLC, MCAPM, L.P., and Michael Mork (collectively referred to herein as the "Filing Persons").

As required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"), the Filings Persons hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class of NXT Energy Solutions, Inc. stock, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. Each Filing Person agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete, and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that each Filing Person makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each Filing Person shall promptly notify all of the other Filing Persons if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

MCAPM , L.P.

/s/ Michael Mork
By:Michael Mork
   General Partner

Mork Capital Management, LLC

/s/ Michael Mork
By:Michael Mork
   Owner and Chief Executive

Michael Mork

/s/ Michael Mork
Michael Mork, Individual